Exhibit 99.1

Dejour Energy Successfully Drills Initial Kokopelli Well to 8440’

Approximately 2500 feet of Gas Column Thickness Encountered in the Lower Mesa Verde (Williams Fork and Rollins Formations)

Denver, Colorado, September 25, 2012 -- Dejour Energy, Inc. (NYSE MKT: DEJ / TSX: DEJ) announces today that the first well at its 72% owned Kokopelli project in the Piceance Basin, Colorado directionally drilled to total depth 8440 feet, just below the base of the Rollins Formation has encountered formation quality and gas column thickness similar to other recently drilled wells in the immediate area. The 2500' of gross gas column, depth and composition of formations encountered were as expected. The target zone in the Lower Mesa Verde Formation is comprised of sands, silts, shale and coals typical of other wells recently drilled in the Kokopelli Field. The well has been cased to total depth in preparation for completion operations.

Completion operations, including perforating, fracturing and production tie-in are expected to be completed during Q4 2012. Successful completion of this well secures for Dejour the substantial portion of the proven and probable undeveloped reserves, ~200 BCFe including ~12MM barrels of liquids net to Dejour, attributed to the Williams Fork section of this Kokopelli leasehold by independent engineers.

As previously reported this 2,200 acre project is ideally situated for exploitation of both the Williams Fork and Mancos hydrocarbon laden shale bodies immediately adjacent to Williams Energy (NYSE: WPX) and Bill Barrett Corporation (NYSE: BBG) who are developing and producing their respective leaseholds to the east, west and north of the Company’s acreage. Dejour USA has worked closely with important constituents including local citizenry and government, the Bureau of Land Management and the Colorado Division of Wildlife to develop a mutually acceptable development plan for this environmentally sensitive area. Construction of the first drill pad commenced in Q4 2011 with production expected to begin in Q4 2012, as originally planned. According to National Instrument 51-101 standard in Canada, the reserves evaluation report for Dejour's leases at Kokopelli Field effective December 31, 2011, performed by Gustavson and Associates of Boulder, Colorado, projects the before tax discounted net present value 10% (NPV10) of proved undeveloped (PUD) reserves valued at $94 million and proven plus probable undeveloped (2P) reserves valued at $202 million net to Dejour in the Lower Mesa Verde Formation..

“We are pleased to report the drilling success of the Dejour Federal 6/7 well at Kokopelli. This is the culmination of three years of extensive preparation work and it is very satisfying to begin the process of developing the revenue stream at Kokopelli to benefit all of our stakeholders,” stated Harrison Blacker, President and COO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 140,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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